UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

ULTRAPAR ANNOUNCES ISSUANCE OF US$350 MILLION IN NOTES WITH YIELD OF 5.25% PER ANNUM THROUGH THE REOPENING OF THE 2029 NOTES

São Paulo, Brazil, July 13, 2020 – Ultrapar Participações S.A. ("Ultrapar" B3: UGPA3 / NYSE: UGP) communicates that it has priced today an offering of notes in the international markets in the amount of US$ 350 million (“Notes”), to be issued by its subsidiary, Ultrapar International S.A. The Notes will mature in 2029 and the coupon and yield to investors is 5.25% per year. The transaction was a reopening of the 2029 notes announced to the market on May 30, 2019.

The Notes will be unconditionally and irrevocably guaranteed by Ultrapar and by Ipiranga Produtos de Petróleo S.A. and interest shall be paid semi-annually.  The net proceeds from the Notes will be used for liability management and for general corporate purposes.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

The Notes were offered to qualified institutional buyers, resident and domiciled in the United States of America, according to the rules issued by the Securities and Exchange Commission (“SEC”), specifically, Rule 144A, and to certain investors outside the United States of America and Brazil, in compliance with Regulation S under the Securities Act of 1933, as amended (“Securities Act”). The offering has not been and will not be registered with the SEC, according to the Securities Act, or the Brazilian Securities Commission (“CVM”), pursuant to applicable laws and regulations. This notice should not be construed as an offer to sell or solicitation of an offer to purchase the Notes, or an offer, solicitation or sale of Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2020

ULTRAPAR HOLDINGS INC.
	By:	/s/ Andre Pires de Oliveira Dias
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)